KRYS BOYLE, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                 Facsimile
(303) 893-2300              600 Seventeenth Street            (303) 893-2882
                          Denver, Colorado 80202-5427


                                April 11, 2006


H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:     All-American SportPark, Inc.
        Form 10-KSB for the Fiscal Year Ended December 31, 2004
        Filed March 31, 2005
        Form 10-QSB for the Quarter Ended March 31, 2005
        Filed May 16, 2005
        File No. 0-24970

Dear Mr. Owings:

     This letter will serve as a response to additional comments received in a telephone conversation with Milwood Hobbs of the Commission's staff on April 10, 2006.

     The new disclosures to be added to Note 1 to the financial statements included in the amendment to the Form 10-KSB for the year ended December 31, 2004 will be revised to read as follows:

" e. PRIOR PERIOD ADJUSTMENT

The previously reported accumulated deficit at January 1, 2003, and previously reported net income (loss)for 2003 and 2004 have been retroactively restated with offsetting credits to additional paid-in capital, for the effects of a series of related party debt forgiveness transactions previously credited to income and now determined to be in error and accounted for as capital contributions. Other reclassifications with no effect to earnings or loss were also made in interest income and loss, other income and loss, due to and due from related entities, and current portion of notes.

The following table provides additional details regarding the changes to the income statement for 2004:



H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
April 11, 2006
Page 2

                                   As Previously  As Restated   Change
                                      Reported
                                   -------------  -----------  --------

Revenues                             $2,168,802  $2,168,802  $       0
Cost of revenues                        505,555     505,555          0
                                      ---------   ---------   --------
                                      1,663,247   1,663,247          0
                                      ---------   ---------   --------
Operating expenses:
  Selling, general & administrative:
    Land lease expense                        0     398,085    398,085
    Landscape maintenance                     0     361,172    361,172
    Payroll, taxes and benefits               0     346,553    346,553
    Utilities and telephone                   0     300,078    300,078
    Other                             1,978,385     572,497 (1,405,888)
                                      ---------   ---------   --------
                                      1,978,385   1,978,385          0
Depreciation and amortization            71,154      71,154          0
                                      ---------   ---------   --------
                                      2,049,539   2,049,539          0
                                      ---------   ---------   --------

Operating loss                         (386,292)   (386,292)         0

Interest income                               0      16,157     16,157
Interest expense                       (483,792)   (499,949)   (16,157)
Gain on extinguishment of debt          669,887           0   (669,887)
Other income                            253,549     254,703      1,154
Other expense                                 0       1,154     (1,154)
                                      ---------   ---------   --------
     Income (loss) before
      Minority interest                  53,352    (616,535)  (669,887)

Minority interest (income) loss
 of subsidiary                           24,019      24,019          0
                                      ---------   ---------   --------
Net income (loss)                    $   77,371  $ (592,516) $(669,887)

NET INCOME (LOSS) PER SHARE:
 Basic and diluted net income
  (loss) per share                   $     0.02  $    (0.17) $   (0.20)

The following table provides details regarding the changes to the balance sheet for 2004:








H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
April 11, 2006
Page 3

                                   As Previously  As Restated   Change
                                      Reported
                                   -------------  -----------  --------
ASSETS

Current assets:
  Cash                               $   6,125     $   6,125     $   0
  Accounts receivable                      902           902         0
  Prepaid expenses and other            11,626        11,626         0
                                     ---------     ---------   -------
                                        18,653        18,653         0

Leasehold improvements and
  equipment, net of accumulated
  depreciation                       1,034,033     1,034,033         0
Due from related parities              296,131             0  (296,131)
Other assets                             1,367         1,367         0
                                     ---------     ---------   -------
                                    $1,350,184    $1,054,053  (296,131)
                                     =========     =========   ========

LIABILITY AND SHAREHOLDERS' EQUITY DEFICIENCY

Current liabilities
  Current portion of notes
   Payable to related parties       $  350,000    $  385,896  $ 35,896
  Current portion of other
   Long-term debt                      108,656        72,760   (35,896)
  Interest payable to related
   Parties                             232,690       232,690         0
                                     ---------     ---------   -------

                                       890,633       890,633         0

Notes payable to related parties,
 net of current portion              3,999,299     3,999,299         0
Other long-term debt, net of
 current portion                       239,381       239,381         0
Interest payable to related parties  1,525,044     1,525,044         0
Due to related parties                 640,556       344,425  (296,131)
Deferred income                         13,104        13,104         0
                                     ---------     ---------   -------
                                     7,308,017     7,011,866  (296,131)
                                     ---------     ---------   -------

Minority interest in subsidiary        411,508       411,508         0
                                      --------      --------   -------



H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
April 11, 2006
Page 4



Shareholders' equity deficiency:
  Series B Convertible Preferred Stock,
   $.001 par value, no shares issued
   and outstanding                           0             0            0
  Common Stock, $.001 par value
   10,000,000 shares authorized,
   3,400,000 shares issued and
   outstanding at December 31, 2004      3,400         3,400            0
  Additional paid-in capital        11,462,882    12,689,185    1,226,303
  Accumulated deficit              (17,835,623)  (19,061,926)  (1,226,303)
                                    ----------    ----------    ---------

                                    (6,369,341)   (6,369,341)           0
                                    ----------    ----------    ---------

                                     1,350,184     1,054,053     (296,131)
                                    ==========    ==========    ========= "

                             *  * * * * * * * * * *

     In addition, the Statement of Operations will be revised to break out expenses in greater detail as follows:



H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
April 11, 2006
Page 5

                  ALL AMERICAN SPORTPARK, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                 (CONTINUED)

                                                       2004         2003
                                                    (restated)   (restated)
                                                    ----------    ----------

Revenues                                           $ 2,168,802   $ 2,214,675
Cost of revenues                                       505,555       342,050
                                                    ----------    ----------
                                                     1,663,247     1,872,625
                                                    ----------    ----------
Operating expenses:
   Selling, general and administrative:
     Land lease expense                                398,085       397,901
     Landscape maintenance                             361,172       364,230
     Payroll, taxes and benefits                       346,553       416,592
     Utilities and telephone                           300,078       255,693
     Other                                             572,497       612,503
                                                    ----------    ----------
                                                     1,978,385     2,046,919
   Depreciation and amortization                        71,154        67,905
                                                    ----------    ----------
                                                     2,049,539     2,114,824
                                                    ----------    ----------
Operating loss                                        (386,292)     (242,199)

Interest income                                         16,157         7,148
Interest expense                                      (499,949)     (478,040)
Other income                                           254,703       883,941
Other income                                            (1,154)            -
                                                    ----------    ----------
     Income (loss) before minority interest           (616,535)      170,850

Minority interest in (income) loss of
 subsidiary                                             24,019      (150,417)
                                                    ----------    ----------
     Net income (loss)                             $  (592,516)  $    20,433
                                                    ==========    ==========

NET INCOME (LOSS) PER SHARE:
 Basic and diluted net income
  (loss) per share                                 $     (0.17)  $      0.01
                                                    ==========    ==========



H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
April 11, 2006
Page 6


     Please contact the undersigned if you have any questions or need any additional information in connection with the above.


                                    Very truly yours,

                                    KRYS BOYLE, P.C.



                                    By: /s/ James P. Beck
                                        James P. Beck

cc: All American SportPark, Inc.
    Piercy Bowler Taylor & Kern